J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

June 11, 2021

Alison T. White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of JPMorgan International Equity Core ETF and JPMorgan U.S. Large Cap Equity Core ETF

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 316

Dear Ms. White:

This letter is in response to the comments you provided telephonically on May 11, 2021 with respect to the filing related to the JPMorgan International Equity Core ETF and JPMorgan U.S. Large Cap Equity Core ETF (each, a “Fund” and collectively, the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Registration Statement.

1.	Comment: Please update the series information on EDGAR with each Fund’s Class IDs and tickers

Response: The update for each Fund will be made prior to its launch.

PROSPECTUS

2.

Comment: Items 4 and 9 require you to disclose the fund’s principal investment strategies, which, as noted in Instruction 2 to Item 9(b)(1) of Form N-1A, “depends on the strategy’s anticipated importance in achieving the fund’s investment objectives, and how the strategy affects the Fund’s potential risks and returns.”

Your current disclosure indicates that, as part of its investment process, the adviser seeks to assess the impact of certain ESG factors to identify issuers that you believe may be negatively or positively impacted by such factors relative to other issuers.

As written, it is unclear that the ESG analysis is closely integrated into the investment decision making process to such an extent that it could be considered part of your principal strategies. Please either (1) expand on your disclosure to address specific E, S and G factors considered – including the types of data and analysis reviewed – and how the factors relate to buy/sell decisions or (2) relocate the disclosure to a more appropriate location. This comment applies to both Funds.

Response: We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. The disclosure related to ESG factors is not provided in response to Item 9(b)(1), which requires a Fund to describe its principal investment strategy, but rather the disclosure relates to Item 9(b)(2), which requires a Fund to explain “in general terms how the Fund’s adviser decides which securities to buy and sell.” Per Form N-1A, the Item 4 disclosure should be based on the information given in response to Item 9(b) (not just Item 9(b)(1)). As a result, we believe the current disclosure is appropriate and in compliance with Form N-1A, and that it is not misleading to provide a summary of the adviser’s investment process in the “What are the Fund’s main investment strategies” section, as it provides information to shareholders as to how the adviser decides which securities to buy and sell. In addition, we believe the level of detail explaining the ESG factors is appropriate. As indicated in the disclosure, the portfolio managers assess the impact of ESG factors on the cash flows of many companies in which they may invest. Such analysis is part of the Fund’s normal investment process and is integrated into the adviser’s research process. The first paragraph of the “The Fund’s Main Investment Risks” section states the risks associated with management risk, noting that the “Fund is subject to management risk and may not achieve its objective if the adviser’s expectations regarding particular instruments or markets are not met.” Therefore, we believe the current disclosure is appropriate.

3.	Comment: The disclosure in the “Investment Process” section for each Fund states that

The Fund is designed to provide exposure to high conviction ideas across the adviser’s investment platform, leveraging the portfolios of multiple strategies.

Please rewrite the statement to explain what is meant by “high conviction” securities. Also provide more specific disclosure about the types of strategies that will be leveraged by each Fund.

Response: For the JPMorgan U.S. Large Cap Equity Core ETF (“US Large Cap ETF”), we will revise the disclosure in the first paragraph of its “Investment Process” to read as follows:

Investment Process: The Fund seeks to meet its objective by investing in U.S. equities. The Fund is designed to provide exposure to attractively valued securities across the adviser’s investment platform, leveraging U.S. large cap portfolios across the value, core and growth style spectrum. This approach combines the benefits of top down fundamental macro views with bottom up securities selection in each of these strategies.

For the JPMorgan International Equity Core ETF (“International ETF”), we will add the following disclosure:

Investment Process: The Fund seeks to meet its objective by investing in international equities. The Fund is designed to provide exposure to attractively valued securities across the adviser’s investment platform, leveraging international portfolios across the value, core and growth style spectrum. This approach combines the benefits of top down fundamental macro views with bottom up securities selection in each of these strategies.

4.	Comment: Please disclose the number of securities that the US Large Cap ETF will hold and whether the Fund will be diversified.

Response: We respectfully acknowledge your comment, but we do not believe that Item 4 requires disclosure that the Fund is diversified and the number of securities the Fund will hold. Therefore, we are not going to revise the current disclosure.

5.

Comment: The US Large Cap ETF discloses in response to Item 9 that the Fund may invest in small cap securities. If the investments in small cap securities is a principal strategy, please disclose that fact in the Fund’s Risk/Return Summary.

Response: Investments in small cap securities is not a principal investment of the Fund so we will not include such disclosure in the Risk/Return Summary. We will clarify that fact in the Item 9 disclosure.

6.	Comment: For each Fund, please disclose supplementally how the Funds will value derivatives for purposes of each Fund’s 80% test.

Response: Derivatives are not included in the numerator for purposes of determining the Fund’s compliance with its 80% policy.

7.	Comment: For each Fund, please add principal strategy disclosure to match the sector risk disclosure.

Response: For the US Large Cap ETF, we will add the following disclosure:

In implementing its strategy, the Fund seeks to construct a portfolio of holdings that will outperform the Benchmark over time while maintaining similar risk characteristics, including sector risks; in doing so, the Fund may increase the relative emphasis of its investments in a particular sector.

For the International ETF, we will add the following disclosure:

In implementing its strategy, the Fund seeks to construct a portfolio of holdings that will outperform the Benchmark over time while maintaining similar risk characteristics, including sector and geographic risks; in doing so, the Fund may increase the relative emphasis of its investments in a particular sector or country.

STATEMENT OF ADDITIONAL INFORMATION (the “SAI”)

8.

Comment: On page I-2 of the SAI Part I for the International ETF, the disclosure regarding the treatment of utilities and wholly-owned finance companies is different from the disclosure of the US Large Cap ETF. Please explain why the disclosure is different or revise it to match the disclosure for the US Large Cap ETF.

Response: The disclosure will be revised so that the disclosure for the two Funds is the same.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Executive Director and Assistant General Counsel

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